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                             January 13, 2021

       Barry Silbert
       Chief Executive Officer
       Grayscale Investments, LLC
       250 Park Avenue South
       New York, NY 10003

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed October 2,
2020
                                                            Response letter
dated November 23, 2020
                                                            File No. 000-56193

       Dear Mr. Silbert:

              We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       General

   1. We note your response to comment 11 in our letter dated June 2, 2020 in which you cited to receiving
affirmative representations regarding investment intent, the requirement to hold Shares for one
year and the lack of a redemption mechanism as important factors in demonstrating that
investors that have purchased Shares from the Trust in the past bore the risk of their
investment and in determining investment intent. We also note that there are a number of
publicly available reports indicating that purchasers in your private placements are engaging
in transactions designed to substantially reduce or eliminate the risk of their
investment, including by taking short positions at the time of the private placement investment
and covering that position when the restrictive legends are
                                                        removed. Please tell us
if you are aware of any such strategies being utilized by your
 Barry Silbert
Grayscale Investments, LLC
January 13, 2021
Page 2
         private placement investors. Please also tell us whether you require any affirmative representations from your investors that specifically address these types of strategies and whether you have otherwise taken any affirmative steps to ensure that your private placement investors have in fact borne the risk of their investment prior to removing the restrictive legends.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Justin Dobbie, Legal Branch Chief, at (202) 551-3469.



FirstName LastNameBarry Silbert                                Sincerely,
Comapany NameGrayscale Investments, LLC
                                                               Division of
Corporation Finance
January 13, 2021 Page 2                                        Office of
Finance
FirstName LastName